FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 24, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of an Annual General Meeting of Shareholders and Proxy Statement for its Annual General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s Annual General Meeting of Shareholders.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774; 333-198519) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 24, 2015

2

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 6:00 p.m., Israel time, on Wednesday, December 30, 2015, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 and 2, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hillman, Executive Chairman of the Board of Directors

Herzliya, Israel
November 24, 2015

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

i

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 6:00 p.m., Israel time, on Wednesday, December 30, 2015, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel, for the following purposes:

1.           To re-elect to the Company’s board of directors (the “Board of Directors”) three (3) of the directors currently in office; and

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2015, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2014. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of November 30, 2015, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex hillman, Executive Chairman of the Board of Directors

Herzliya, Israel
November 24, 2015

ii

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.65 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 6:00 p.m., Israel time, on Wednesday, December 30, 2015, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.           To re-elect to the Company’s Board of Directors three (3) of the directors currently in office; and

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2015, and to authorize the Board of Directors, upon the recommendation of the Company’s Audit Committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2014. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals No. 1 and 2 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in “Street Name” whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Shareholders in “Street Name” whose Shares are held through Members of the Tel Aviv Stock Exchange ("TASE")

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through members of the TASE, may vote their Shares either (i) in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (ii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than December 30, 2015 at 12:00 p.m. Israel time. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company no later than December 30, 2015 at 2:00 p.m. Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 10 Hasadnaot Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer of the Company, no later than December 10, 2015. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about December 1, 2015 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 5,183,525 Shares outstanding as of November 19, 2015 (such number excludes: (i) 37,895 ordinary shares held by us or for our benefit, and (ii) 4,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of November 19, 2015 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of November 19, 2015, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,796,284	73.8%
Shareholding of all directors and officers as a group (7 persons)(3)	309,509	5.9%

(1)
Number of shares and percentage ownership is based on 5,183,525 ordinary shares outstanding as of November 19, 2015. Such number excludes: (i) 37,895 ordinary shares held by us or for our benefit, and (ii) 4,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 19, 2015 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
The information is accurate as of March 18, 2015, and based on Amendment No. 6 to Schedule 13D filed with the SEC on March 18, 2015, by The Capri Family Foundation. According to such Amendment No. 6 to Schedule 13D, Capri directly owns 3,796,284 of our ordinary shares. The core activity of Capri is the holding of investments. To the best of the Company’s knowledge, Capri is affiliated with Mr. Tom Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc., and with Mr. Reuwen Schwarz, a member of the Board of Directors.

(3)
Includes 159,225 ordinary shares, 34,640 vested restricted shares and 115,644 ordinary shares issuable upon exercise of options exercisable within 60 days of November 19, 2015. Excludes 4,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on November 19, 2015 or within 60 days thereafter and do not acquire any voting or equity rights.

DIRECTORS AND OFFICERS COMPENSATION

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2014 see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 31, 2015 (the "2014 Annual Report").

Proposal No. 1

RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS THREE (3) OF THE DIRECTORS CURRENTLY IN OFFICE

At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute the Company’s Board of Directors. Each of the re-elected directors will hold office until the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the annual general meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

Each of the nominees has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations are attached as Annex A to this Proxy Statement. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 19, 2015:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Alex Hillman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	1.05% (2)
Danny Lustiger (i)	2010	President at Cupron Inc.	0.28% (3)
Reuwen Schwarz	2014	Independent Contractor Providing Services to the Company and Real Estate Manager for a Private Company	0%

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Orli Garti Seroussi (i)	2008	Independent Business Consultant	0.09% (4)
Chaim Labenski (i)	2010	Independent Investor	0.05% (5)

(1)
See note 1 to the “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” above. Based on information provided to the Company by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)
Including 41,850 options and 10,800 restricted shares that are currently exercisable or exercisable within 60 days as of November 19, 2015. Excludes 2,000 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of November 19, 2015 or within 60 days thereafter.

(3)	Including 633 options and 4,000 restricted shares that are currently exercisable or exercisable within 60 days as of November 19, 2015.
(4)	Including 800 restricted shares that are currently exercisable or exercisable within 60 days as of November 19, 2015.
(5)	Including 400 restricted shares that are currently exercisable or exercisable within 60 days as of November 19, 2015.
(i)	Member of the Company’s Audit Committee and the Company's compensation committee (the "Compensation Committee").

Alex Hillman serves as Executive Chairman of our Board of Directors since September 2009. He has joined our Board of Directors in February 2002. Mr. Hillman is a certified accountant in Israel (C.P.A ISR.), and a partner in Hillman & Co., accountancy firm which provides auditing, tax and business consulting services to corporations. Mr. Hillman serves as a board member in other companies in Israel and abroad. Mr. Hillman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC (International Federation of Accountants), and was a member of the Small & Medium Practices committee in IFAC. Mr. Hillman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hillman has also held professional and management positions at the ITA (the Israeli Tax Authorities) and lectured Taxation in Tel Aviv University. Mr. Hillman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Danny Lustiger joined our Board of Directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Scientific Ltd. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial Officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

Reuwen Schwarz joined our Board of Directors in July 2014. Mr. Schwarz serves as an independent contractor providing services to the Company since November 2013. Since 2012, Mr. Schwarz serves as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria.

Compensation

Mr. Hillman’s compensation terms as a director of the Company were approved by the Company’s shareholders on October 19, 2009. For further information on the compensation terms of Mr. Hillman, see “Directors and Officers Compensation” above and our 2014 Annual Report.

Mr. Lustiger’s compensation terms are identical to the compensation terms to be paid to the members of the Board of Directors, as approved by the Company’s shareholders on December 19, 2013. In addition, the Company granted Mr. Lustiger options and restricted shares of the Company under the 1999 Plan and the 2006 Plan. For further information on the compensation terms and the grants by the Company of options and restricted shares to Mr. Lustiger, see “Directors and Officers Compensation” above and our 2014 Annual Report.

Mr. Schwarz is not entitled to compensation from the Company in his capacity as a director of the Company. For information on the terms of the service agreement entered into between the Company and Mr. Schwarz for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates, as approved by the Company’s shareholders on December 19, 2013, see our 2014 Annual Report.

The three proposed nominees for director’s service in the Company will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The term of the Company’s current external directors, Ms. Orli Garti-Seroussi and Mr. Chaim Labenski, will end on January 30, 2017, and December 30, 2016, respectively.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Hillman, Lustiger and Schwarz as directors of the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015 AND TO AUTHORIZE THE BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2015 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2015, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2014. These documents can be found on the Company’s website at: www.optibase-holdings.com.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than December 30, 2015 at 2:00 p.m. Israel time.

By Order of the Board of Directors, Alex hillman, Executive Chairman of the Board of Directors

November 24, 2015

Annex A Date: November 4, 2015 To: Optibase Ltd. (the "Company")
Re:	Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")
I, the Undersigned, Alex Hillman I.D. No. 051133460, a resident of Israel, whose address is 75 Hailanot St., Herzliya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.
I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A, and are integral parts of this deceleration.

3.
I am aware of the duty of notice which I am subject to pursuant to Section 227A of the Law and I will fulfill them as required. This Section, as in effect as of the date hereof, is attached hereto as Annex A.

4.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.
5.	I have the following academic degrees:
•	1976 - University of Tel Aviv: B.A in Accounting

•	1976 - University of Tel Aviv: B.A in Economics
6.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this declaration.
7.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.
8.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

9.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my duty of loyalty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

10.	I am not serving as an external director in another company that one of the external directors of the Company serves as a director in that other company.
11.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

12.	This is my name, this is my signature and the facts stated above are true.

Alex Hillman	051133460	/s/ Alex Hillman
Name	I.D.	Signature

Date: November 5, 2015 To: Optibase Ltd. (the "Company")
Re:	Declaration of a Nominee as an Independent Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the "Law")
I, the Undersigned, Danny Lustiger I.D. No. 022963763, a resident of Israel, whose address is 56 Izhak Shada St., Herzliya, Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.
I hereby give my consent to serve as an Independent Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

2.
I am aware of the requirements of the Law with regard to the service of an Independent Director, the service period, termination of service, membership in the Company's committees, etc., and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

3.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration and, as of the date hereof, do not apply to me and/or with respect to me.

4.
I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. These Sections, as in effect as of the date hereof, are attached hereto as Annex A.

5.

I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an Independent Director of the Company, as detailed as follows.

6.
I have the accounting and financial expertise, in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (hereinafter: the "Companies Regulations"). The Companies Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this declaration.

7.
I have the following academic degrees:

2004 – Stanford University, CA. Graduate School of Business - Executive program for growing companies.
2001 – Tel Aviv University - Advanced study diploma for Executive Directors in Public corporations
1993-1996 – Tel Aviv University - MBA in Finance and International Management
1992-1993 – Tel Aviv University - Advance studies in accounting
1989-1992 – Tel Aviv University - B.A. in Accounting and Economics

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this declaration.

8.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E.
9.	Please mark X in the applicable box:
☒
Neither I, nor my Relatives, my partner, my employer, who I am subordinate to directly or indirectly, nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the appointment date had (1) any Relationship with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, or (2) any business or professional relationships with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, even if such relationships are not of an ordinary nature, excluding de minimis relationships.

For the purpose of this section-

"Relationship" means an employment relationship, a business or professional relationship by of an ordinary nature or control, and service as an officer, and which shall not include service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

"Other Entity" means an entity in which, currently or within the two years prior to the Appointment Date, the controlling shareholder was the Company or the Company’s controlling shareholder.

"Appointment Date" means the date on which the general meeting will appoint me as an Independent Director, in accordance with Section 239(B) of the Law.

"Relative" means spouse, sibling, parent, grandparent, child; or child, sibling or parent of a spouse; or the spouse of any of the above.

Alternatively,

☐
I have, or within the past two years prior to the appointment date had, minor business or professional relationships with the Company, which have commenced prior to my appointment date as an Independent Director and which do not constitute a "Relationship" under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (hereinafter "Relationship Regulations"). The relevant Sections of the Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and are an integral part of this declaration. The aforesaid Relationships are as follows1:

10.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an Independent Director of the Company or constrain my ability to serve as an Independent Director of the Company.

11.	I am not a director of a company which has an external director who is a director of the Company.
_______________________________________________________

1 Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are minor relationships will be provided.

12.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.
13.	I am not a Relative of the Company's controlling shareholder.
14.
I have not obtained any compensation, directly or indirectly due to my service as a director of the Company, in addition to the compensation and reimbursement of their expenses which I entitled to, as a result of my service as an Independent Director of the Company. For this purpose, consideration shall not include exemption, undertaking to indemnify, indemnity or insurance.

15.
I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an Independent Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my duty of loyalty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company's Chairman of the Board.

16.
I am aware that under the Law, neither I, nor my spouse and my children, shall be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed since the termination of my services as an Independent Director of the Company, and regarding any Relative who is not my spouse or my children - unless one year has elapsed since the aforesaid termination of my service.

17.	I do not serve as a director of the Company for more than 9 years in a row.
18.	I do not serve as the Company's Chairman of the Board.
19.	I am not employed by the Company, the Company's controlling shareholder or other corporation controlled by the Company's controlling shareholder.
20.
I do not provide any services on a permanent basis, to the Company, to its controlling shareholder or other corporation controlled by the Company's controlling shareholder; in addition, my main source of subsistence is not associated with the controlling shareholder.

21.

I am aware that my declaration herein, shall be raised in front of the Company prior to the Annual General Meeting which on its agenda is the nomination of the Company's directors and which shall serve the Company for considering whether I qualify to serve as an Independent Director of the Company and in particular whether I fulfill the conditions and criteria of the Companies Regulations and the Relationship Regulations.

22.
I hereby acknowledge and agree, that, subject to the approval of the general meeting of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an Independent Director.

23.	This is my name, this is my signature and the facts stated above are true and correct.

Danny Lustiger	022963763	/s/ Danny Lustiger
Name	I.D.	Signature

Date: November 4, 2015 To: Optibase Ltd. (the “Company”)
Re:	Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the “Law”)
I, the Undersigned, Reuwen Schwarz, Passport No. P 3525616, a resident of  Austria, whose address is Ferdinandstr.6/11, 1020 Vienna, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.
I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. A free translation of these sections, as in effect as of the date hereof, are attached hereto as Annex A, and are integral parts of this decleration.

3.
I am aware of the duty of notice which I am subject to pursuant to Section 227A of the Law and I will fulfill them as required. This Section, as in effect as of the date hereof, is attached hereto as Annex A.

4.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.
5.	I have the following academic degrees:
•	Magister (MA), University of Economics and Business Administration Vienna, Austria

6.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this declaration.
7.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.
8.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

9.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my duty of loyalty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

10.	I am not serving as an external director in another company that one of the external directors of the Company serves as a director in that other company.
11.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

12.	This is my name, this is my signature and the facts stated above are true.
Reuwen Schwarz	P 3525616	/s/ Reuwen Schwarz
Name	I.D.	Signature

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2015

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on November 30, 2015, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 10 Hasadnaot Street, Herzliya, Israel, on Wednesday, December 30, 2015, at 6:00 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

A shareholder’s proxy card must be received by the Company no later than December 30, 2015 at 2:00 p.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒ Please mark your votes as in this example.

Proposal 1:

Re-election to the Company’s board of directors three (3) of the directors currently in office.

Re-election of Alex Hillman to the Company's board of directors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Re-election of Danny Lustiger to the Company's board of directors.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Re-election of Reuwen Schwarz to the Company's board of directors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2015, and to authorize the Company's board of directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR ☐	AGAINST ☐	ABSTAIN ☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2015 (Signature of Stockholder) (Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.